Exhibit 99.1
10 October 2022

National Grid plc

Pre-Close Update ahead of 2022/23 Half Year Results

National Grid today issues a pre-close update in respect of the half year ending 30 September 2022. Overall, the group continues to perform in line with our expectations and remains focused on delivering the clean energy transition. Half year results will be announced on 10 November 2022.

These results will include a full six-month contribution of National Grid Electricity Distribution (formerly Western Power Distribution) following completion of the acquisition on 14 June 2021. It will also include a contribution from Rhode Island up until completion of sale on 25 May 2022.

As such, underlying operating profit in UK Electricity Distribution is expected to be more equally weighted half-on-half in the current year, with New England being less weighted to the second half than the prior year given the sale of Rhode Island. As announced alongside the sale of our St William joint venture in March 2022, we have completed the sale of most of the additional property sites to Berkeley Group during the first half.

Overall, we expect underlying EPS to have a more marginal weighting to the second half than we have seen in prior years.

Notes:

'Underlying' represents statutory results excluding exceptional items, remeasurements, timing and major storm costs.

Rhode Island does not qualify under the size criteria for its results to be classified separately from the continuing business as a discontinued operation.

CONTACTS

Investors and Analysts

Nick Ashworth	+44 (0) 7814 355 590
Angela Broad James Flanagan	#VALUE!
Jonathan Clay	+44 (0) 7899 928 247

Media

Dan Roberts (Brunswick)	+44 (0) 7980 959590
Molly Neal Danielle Dominey-Kent	+44 (0) 7583 102 727 +44 (0) 7812 485 153
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 and RIIO-ED2 price controls and proposals for the future of system operation in the United Kingdom; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company.  Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of WPD, and the sale of a 60% stake in its UK gas transmission and metering business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 253 to 256 of National Grid's most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.